Filed Pursuant to Rule 433
Registration No. 333-158385
October 14, 2009
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

Accelerated Market Participation Securities
Linked to the dollar-adjusted return of the FTSE^{TM} 100 Index

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. Each offering of securities will have the respective terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the reference return is negative, lose up to 100% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the FTSE^{TM} 100 Index, as adjusted by the exchange rate between the British pound sterling and the U.S. dollar (the "dollar-adjusted index" or the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. Although the offering relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any component security included in the Reference Asset or as to the suitability of an investment in the related securities. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)†
Principal Amount:	$1,000 per security.
Reference Asset:	The FTSE^{TM} 100 Index (Ticker: UKX), as adjusted by the exchange rate between the British pound sterling and the U.S. dollar
Expected Trade Date*:	October , 2009
Expected Pricing Date*:	October , 2009
Original Issue Date*:	October , 2009
Final Valuation Date*:	October , 2011. The Final Valuation Date is subject to adjustment as described under "Specific Terms of the Securities — Market Disruption Events" in the accompanying product supplement.
Maturity Date*:	3 business days after the Final Valuation Date, which is expected to be October , 2011. The maturity date is subject to adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Maximum Cap:	35.00% to 45.00%. The actual Maximum Cap will be determined on the Pricing Date and will not be less than 35.00% or greater than 45.00%.
Upside Participation Rate:	500%
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	**If the Reference Return is greater than or equal to zero,** you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). **If the Reference Return is less than zero**, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, calculated as follows: $1,000 + [$1,000 × Reference Return] Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the principal amount. **You should be aware that if the Reference Return is less than zero, you may lose up to 100% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level:	The quotient, as determined by the calculation agent, of the Official Closing Level on the Pricing Date divided by the Spot Rate.
Final Level:	The quotient, as determined by the calculation agent, of the Official Closing Level on the Final Valuation Date divided by the Spot Rate.
Official Closing Level:	The closing level of the FTSE^{TM} 100 Index on any scheduled trading day as determined by the calculation agent and displayed on the Bloomberg Professional$^{\circledR}$ service page "UKX <Index>".
Spot Rate:	On any scheduled trading day, the spot rate will be the currency exchange rate between U.S. dollars and British pound sterling expressed as the amount of British pounds sterling per one U.S. dollar, calculated as one divided by the number observed on Bloomberg Professional$^{\circledR}$ service page "GBP <CRNCY> <go>" at the time the Official Closing Level is determined on such scheduled trading day. If the currency exchange rate is not available on Bloomberg Professional$^{\circledR}$ service page "GBP <CRNCY> <go>" at any time that the spot rate is to be determined, the calculation agent will determine the exchange rate for such time in good faith by reference to such other Bloomberg Professional service$^{\circledR}$ page or source as it may select in its sole and absolute discretion.
Underwriting Discounts and Commissions per Security / Total:	HSBC or one of its affiliates may pay discounts and commissions that will vary between $0.00 and $7.50 for each $1,000 principal amount of securities and will be determined on the Pricing Date.
Proceeds to HSBC USA Inc. per Security / Total:	The proceeds to us will be determined on the Pricing Date and will depend on the underwriting discounts and commissions we will pay.
CUSIP:	4042K0B79
Form of securities:	Book-Entry.
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

* Depending on the date the securities are priced for initial sale to the public (the "Pricing Date"), which will be in October or November 2009, the settlement date will occur in October or November 2009 and the maturity date may occur in October or November 2011. Any reference in this free writing prospectus to the month in which the settlement date or maturity date will occur is subject to change as specified above.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-4 of this document, page PS-4 of the accompanying product supplement and page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. We may use this free writing prospectus in the initial sale of securities. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any securities after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement related to this free writing prospectus is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

HSBC

GENERAL

This free writing prospectus relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, and the product supplement dated April 9, 2009. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

Payment at Maturity

On the maturity date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to zero, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, calculated as follows:

$$\$1,000 + [\$1,000 \times \text{Reference Return}]$$

Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the principal amount. *You should be aware that if the Reference Return is less than zero, you may lose up to 100% of your investment.*

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

FTSE Group, an independent company jointly owned by the London Stock Exchange and The Financial Times, is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities.
- You seek exposure to the economy of the United Kingdom and are willing to accept exposure to changes in the exchange rate between the British pound sterling and the U.S. dollar.
- You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.
- You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.
- You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the securities to maturity.
- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.
- You do not seek exposure to the economy of the United Kingdom or to changes in the exchange rate between the British pound sterling and the U.S. dollar.
- You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.
- You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below zero.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the securities to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page PS-4 of the accompanying product supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying product supplement, prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances" and

- "—Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your Investment in the Securities May Result in a Loss.

You will be exposed to the decline in the Final Level from the Initial Level. Accordingly, if the Reference Return is less than zero, your payment at maturity will be less than the principal amount of your securities. YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT AT MATURITY IF THE REFERENCE RETURN IS NEGATIVE.

The Appreciation on the Securities is Limited By the Maximum Cap.

You will not participate in any appreciation in the level of the Reference Asset (as magnified by the Upside Participation Rate) beyond the Maximum Cap. The Maximum Cap (to be determined on the Pricing Date) will not be less than 35.00% or greater than 45.00%. YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM CAP.

Credit Risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The Securities Will Not Bear Interest.

As a holder of the securities, you will not receive periodic interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Securities and the Amount You Will Receive at Maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising such Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in such Reference Asset may affect the level of such Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of such Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of its Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Securities are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

Changes in the Level of the FTSE^{TM} 100 Index and Changes in the Exchange Rate Between the British pound sterling and the U.S. Dollar May Offset Each Other.

Movements in the level of the FTSE^{TM} 100 Index and movements in the exchange rate between the British pound sterling and the U.S. dollar may not correlate with each other. Even if the level of the FTSE^{TM} 100 Index increases, the exchange rate between the British pound sterling and the U.S. dollar may change such that the Final Level decreases as compared to the Initial Level, and vice versa. Therefore, in calculating the Reference Return, increases or decreases in the level of the FTSE^{TM} 100 Index may be moderated, or wholly offset, by increases or declines in the exchange rate between the British pound sterling and the U.S. dollar.

There are Risks Associated with Foreign Securities Markets.

Because stocks or companies included in the FTSE^{TM} 100 Index are publicly traded in the United Kingdom and are denominated in British pounds sterling, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets.

Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Exposure to Fluctuations in Exchange Rates.

Your return on the securities, if any, will be adjusted for exchange rate fluctuations between the British pound sterling, which is the currency in which the stocks included in the FTSE^{TM} 100 Index are based, and the U.S. dollar. If the British pound sterling appreciates or depreciates relative to the U.S. dollar over the term of the securities, you may receive additional payment or incur a reduction in payment at maturity due to such fluctuation. The Initial Level and Final level will be determined by reference to the level of the FTSE^{TM} 100 Index as denominated in British pounds sterling, converted into U.S. dollars by multiplying it by the spot rate on such date. As a result, you will have foreign currency exposure, and the value of your securities will be affected by exchange rate fluctuations between the British pound sterling and the U.S. dollar. If the British pound sterling appreciates or depreciates relative to the U.S. dollar over the term of the securities, the value of your securities may increase or decrease at maturity irrespective of the Reference Return.

Currency Markets May Be Volatile.

Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the British pound sterling on the Pricing Date or the Final Valuation Date, and therefore, the value of your securities.

Legal and Regulatory Risks.

Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the British pound sterling on the Pricing Date or on the Final Valuation Date and, consequently, the value of the securities.

If the Liquidity of the British Pound Sterling is Limited, the Value of the Securities Would Likely Be Impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the pricing date or on the final valuation date would likely have an adverse effect on the spot rate, and therefore, on the return on your securities. Limited liquidity relating to the British pound sterling may also result in HSBC USA Inc., as calculation agent, being unable to determine the Initial Level or Final Level using its normal means. The resulting discretion by the calculation agent in determining the Reference Return could, in turn, result in potential conflicts of interest.

We Have No Control Over the Exchange Rate Between the British Pound Sterling and the U.S. Dollar.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the securities which are affected by the exchange rate between the British pound sterling and the U.S. dollar.

The Spot Rate Will Not Take Into Account All Developments in the British Pound Sterling.

Changes in the British pound sterling during the term of the securities other than on the Pricing Date or Final Valuation Date may not be reflected in the calculation of the payment at maturity. Generally, the calculation agent will calculate the Initial Level and Final Level by multiplying the Official Closing Level by the Spot Rate on such date, as described above. The Final Level will be calculated only as of the Final Valuation Date. As a result, the Reference Return may be less than zero even if the Spot Rate had moved favorably at certain times during the term of the securities before moving to an unfavorable level on the Final Valuation Date.

Certain Built-In Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity.

While the payment at maturity described in this free writing prospectus is based on the full principal amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

Lack of Liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential Conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. In addition, we are an affiliate of one of the companies that make up the FTSE™ 100 Index. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the FTSE™ 100 Index and therefore value of your securities.

Uncertain Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the illustrations below is not the actual Initial Level of the Reference Asset to which your securities are linked. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The table below illustrates the payment at maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the securities.

The following table and examples assume the following:

- Principal Amount: $1,000
- Upside Participation Rate: 500%
- Hypothetical Initial level: 8,261.72 (with the underlying assumptions that the spot rate on the Pricing Date was 0.629409 and that the Official Closing Level of the FTSE^{TM} 100 Index on the Pricing Date was 5,200.00.)
- Hypothetical Maximum Cap: 40.00% (The midpoint of the expected range of 35.00% to 45.00%. The actual Maximum Cap will be determined on the Pricing Date and will not be less than 35.00% or greater than 45.00%.)

The actual Initial Level and Maximum Cap pertaining to each offering of securities will be determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Total Return
16,523.44	100.00%	40.00%
15,697.27	90.00%	40.00%
14,871.10	80.00%	40.00%
14,044.92	70.00%	40.00%
13,218.75	60.00%	40.00%
12,392.58	50.00%	40.00%
11,566.41	40.00%	40.00%
10,740.24	30.00%	40.00%
9,914.06	20.00%	40.00%
9,500.98	15.00%	40.00%
9,087.89	10.00%	40.00%
8,922.66	8.00%	40.00%
8,674.81	5.00%	25.00%
8,426.95	2.00%	10.00%
8,344.34	1.00%	5.00%
8,261.72	**0.00%**	**0.00%**
8,179.10	-1.00%	-1.00%
8,096.49	-2.00%	-2.00%
7,848.63	-5.00%	-5.00%
7,435.55	-10.00%	-10.00%
7,022.46	-15.00%	-15.00%
6,609.38	-20.00%	-20.00%
5,783.20	-30.00%	-30.00%
4,957.03	-40.00%	-40.00%
4,165.86	-50.00%	-50.00%
3,304.69	-60.00%	-60.00%
2,478.52	-70.00%	-70.00%
1,652.34	-80.00%	-80.00%
826.17	-90.00%	-90.00%
0.00	-100.00%	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Official Closing Level of the FTSE^{TM} 100 Index on the Final Valuation Date is 5,300 and the Spot Rate at such time is 0.610964. The Final Level is 8,674.81, calculated as follows:

$$(5,300 / 0.610964) = 8,674.81$$

Because the Initial Level is 8,261.72 and the Final Level is 8,674.81, the Reference Return is 5.00%, calculated as follows:

$$(8,674.81 - 8,261.72) / 8,261.72 = 5.00\%$$

	Reference Asset
Initial Level	8,261.72
Final Level	8,674.81
Reference Return	5.00%
Final Settlement Value:	**$1,250.00**

Here, the Reference Return is 5.00%. Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,250.00 per $1,000 principal amount of securities calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)
= $1,000 + ($1,000 × 5.00% × 500%)
= $1,250.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 500% when the Reference Return is positive and if such amount is equal to or less than the Maximum Cap. In this example, even though the Official Closing Level of the FTSE^{TM} 100 Index appreciated over the term of the securities by only 1.92%, the Reference Return is 5.00% and your return on the securities is 25.00% due to the decrease of the Spot Rate from the Pricing Date to the Final Valuation Date.

Example 2: The Official Closing Level of the FTSE^{TM} 100 Index on the Final Valuation Date is 5,000 and the Spot Rate at such time is 0.550183. The Final Level is 9,087.89, calculated as follows:

$$(5,000 / 0.550183) = 9,087.89$$

Because the Initial Level is 8,261.72 and the Final Level is 9,087.89, the Reference Return is 10.00%, calculated as follows:

$$(9,087.89 - 8,261.72) / 8,261.72 = 10.00\%$$

	Reference Asset
Initial Level	8,261.72
Final Level	9,087.89
Reference Return	10.00%
Final Settlement Value:	**$1,400.00**

Here, the Reference Return is 10.00%. Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,400.00 per $1,000 principal amount of securities calculated as follows:

$1,000 + ($1,000 × Maximum Cap)
= $1,000 + ($1,000 × 40.00%)
= $1,400.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and if such Reference Return multiplied by 500% exceeds the Maximum Cap. In this example, even though Official Closing Level of the FTSE^{TM} 100 Index depreciated over the term of the securities by -3.85%, due to a decrease in the Spot Rate from the Pricing Date to the Final Valuation Date, the Reference Return is 10.00%. However, because the Reference Return multiplied by 500% exceeds the Maximum Cap, under these circumstances, your return is your return on the securities is limited to the Maximum Cap on the notes of 40.00%.

Example 3: The Official Closing Level of the FTSE^{TM} 100 Index on the Final Valuation Date is 5,400 and the Spot Rate at such time is 0.933739. The Final Level is 5,783.20, calculated as follows:

$$(5,400 / 0.933739) = 5,783.20$$

Because the Initial Level is 8,261.72 and the Final Level is 5,783.20, the Reference Return is -30.00%, calculated as follows:

$$(5,783.20 - 8,261.72) / 8,261.72 = -30.00\%$$

	Reference Asset
Initial Level	8,261.72
Final Level	5,783.20
Reference Return	-30.00%
Final Settlement Value:	**$700.00**

Here, the Reference Return is -30.00%. Because the Reference Return is less than the zero, the Final Settlement Value would be $700.00 per $1,000 principal amount of securities calculated as follows:

$$\$1,000 + [\$1,000 \times \text{Reference Return}]$$
$$= \$1,000 + [\$1,000 \times (-30.00\%)]$$
$$= \$700.00$$

Example 3 shows that you are exposed to a 1% loss to your principal amount for each percentage point that the Reference Return is below zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES IF THE REFERENCE RETURN IS NEGATIVE. In this example, even though the Official Closing Level of the FTSE^{TM} 100 Index appreciated over the term of the securities by 3.85%, due to an increase in the spot rate from the trade date to the final date, the reference return is -30.00%.

Example 3: The Official Closing Level of the FTSE^{TM} 100 Index on the Final Valuation Date is 5,000 and the Spot Rate at such time is 0.756501. The Final Level is 6,609.38, calculated as follows:

$$(5,000 / 0.756501) = 6,609.38$$

Because the Initial Level is 8,261.72 and the Final Level is 6,609.38, the Reference Return is -20.00%, calculated as follows:

$$(6,609.38 - 8,261.72) / 8,261.72 = -20.00\%$$

	Reference Asset
Initial Level	8,261.72
Final Level	6,609.38
Reference Return	-20.00%
Final Settlement Value:	**$800.00**

Here, the Reference Return is -20.00%. Because the Reference Return is less than the zero, the Final Settlement Value would be $700.00 per $1,000 principal amount of securities calculated as follows:

$$\$1,000 + [\$1,000 \times \text{Reference Return}]$$
$$= \$1,000 + [\$1,000 \times (-20.00\%)]$$
$$= \$800.00$$

Example 3 shows that you are exposed to a 1% loss to your principal amount for each percentage point that the Reference Return is below zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES IF THE REFERENCE RETURN IS NEGATIVE. In this example, even though the Official Closing Level of the FTSE^{TM} 100 Index depreciated over the term of the securities by only -3.85%, due to an increase in the spot rate from the trade date to the final date, the reference return is -20.00%.

DESCRIPTION OF THE REFERENCE ASSET

The Reference Asset is the FTSE^{TM} 100 Index as adjusted by the exchange rate between the British pound sterling and the U.S. dollar.

Description of the FTSE^{TM} 100 Index ("UKX")

We have derived all information regarding the UKX, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by FTSE Group ("FTSE"), an independent company jointly owned by the London Stock Exchange (the "LSE") and The Financial Times ("FT"). FTSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the UKX at any time. We have not independently verified such information. We have not confirmed the accuracy or completeness of the information derived from these public sources.

FTSE publishes the UKX

The UKX is an index calculated, published and disseminated by FTSE, an independent company jointly owned by the London Stock Exchange (the "LSE") and The Financial Times ("FT"). The UKX measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. UKX represents approximately 88.03% of the UK's market capitalization and 7.97% of the world's equity market capitalization. The UKX was launched on January 3, 1984 (the "base date").

The UKX is calculated by (i) multiplying the per share price of each stock included in the UKX by the number of outstanding shares and by the free float factor applicable to such stock, (ii) calculating the sum of all these products (such sum referred to hereinafter as the "FTSE Aggregate Market Value") as of the starting date of the UKX and (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the total issued share capital of the UKX on the base date and which can be adjusted to allow changes in the issued share capital of individual underlying stocks (including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits) to be made without distorting the UKX. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire UKX than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the UKX (the "UKX Underlying Stocks") were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The UKX Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the UKX Underlying Stocks is available from FTSE. The UKX is reviewed quarterly by the FTSE Europe/Middle East/Africa Regional Committee (the "Committee") in order to maintain continuity in the level. The UKX Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the UKX if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Chairman and Deputy Chairman of the Committee (or their nominated deputies), to be a viable component of the UKX. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market value.

License Agreement with UKX

We have entered into a non-exclusive license agreement with FTSE, whereby we and our affiliates and subsidiary companies and certain of our affiliates, in exchange for a fee, will be permitted to use the UKX, which is owned and published by FTSE, in connection with certain products, including the notes.

Neither FTSE, the LSE nor FT makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in structured products generally or in the notes particularly, or the ability of the UKX to track general stock market performance. FTSE, the LSE, and FT's only relationship with us is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to us or the notes. FTSE, the LSE and FT have no obligation to take the needs of us or the holders of the notes into consideration in determining, composing or calculating the UKX Neither FTSE nor the LSE nor FT is responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. Neither FTSE nor the LSE nor FT has any obligation or liability in connection with the administration, marketing or trading of the notes.

The notes are not in any way sponsored, endorsed, sold or promoted by FTSE, the LSE or FT, and neither FTSE, the LSE nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the UKX and/or the figure at which the said Component stands at any particular time on any particular day or otherwise. The UKX is compiled and calculated by FTSE. However, neither FTSE, the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the UKX and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

"FTSE®", "FT-SE®" and "Footsie®" are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. "All-World", "All-Share" and "All-Small" are trade marks of FTSE International Limited.

Historical Performance of the UKX

The following graph sets forth the historical performance of the UKX based on the daily historical closing levels from January 2, 2004 through October 12, 2009. The closing level for the UKX on October 12, 2009 was 5,210.17. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

Historical Performance of the FTSE™ 100 Index



Source: Bloomberg

The historical levels of the UKX should not be taken as an indication of future performance, and no assurance can be given as to the UKX closing level on the Final Valuation Date. We cannot give you assurance that the performance of the UKX will result in any return of any of your initial investment.

Historical Performance of the British Pound Sterling

The graph below shows the historical performance of the British pound sterling expressed in terms of the conventional market quotation, which is the amount of U.S. dollars that can be exchanged for one British pound sterling, which we refer to in this free writing prospectus as the exchange rate, from January 2, 2004 through October 12, 2009. The exchange rate of the British pound sterling on October 12, 2009, was 1.5799.

The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Return. The Reference Return is calculated using the Spot Rate, which is the amount of British pounds sterling per one U.S. dollar, calculated as one divided by the number displayed on Bloomberg Professional® service page "GBP <CRNCY> <go>" at a particular time and which may differ from the exchange rate as reported elsewhere.

Historical Price of USD/GBP



The spot rate of the British pound sterling on October 12, 2009, was 0.6330, which was the amount of British pounds sterling per one U.S. dollar calculated as one divided by the number displayed on Bloomberg Professional® service page "GBP <CRNCY> <go>" at approximately 3:30 p.m. on such date.

We obtained the exchange rate used to calculate the graph above from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The historical performance of the British pound sterling should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Pricing Date or on the Final Valuation Date. We cannot give you assurance that the performance of the British pound sterling will result in the return of any of your initial investment.

ADDITIONAL TERMS RELATING TO THE SECURITIES

Notwithstanding the definition of market disruption event in the accompanying product supplement, "market disruption event" means, with respect to an index, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i)   Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any component security included in the reference asset then constituting 20% or more of the level of such reference asset or (B) in futures or options contracts relating to the reference asset on any related exchange; or

(ii)   Any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any component security included in the reference asset then constituting 20% or more of the level of such reference asset or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the reference asset on any related exchange; or

(iii)   The closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. Such registered broker dealers will, and HSBC Securities (USA) Inc., for any securities it sells directly to investors will, receive a fee that will not exceed $7.50 for each $1,000 principal amount of securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC"), as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Free Writing Prospectus

General ... 2
Investor Suitability ... 3
Risk Factors ... 4
Illustrative Examples ... 7
Description of the Reference Asset ... 10
Additional Terms Relating to the Securities ... 12
Supplemental Plan of Distribution (Conflicts of Interest) ... 12
Certain U.S. Federal Income Tax Considerations ... 12

Product Supplement

Notice to Investors ... PS-1
Product Supplement Summary ... PS-1
Risk Factors ... PS-4
Pricing Supplement Overview ... PS-7
Valuation of the Notes ... PS-7
Hypothetical Examples ... PS-10
Specific Terms of the Notes ... PS-19
Certain U.S. Federal Income Tax Considerations ... PS-24
Events of Default and Acceleration ... PS-25
Information Regarding the Reference Asset and Reference Issuers ... PS-25
Certain ERISA Considerations ... PS-25
Validity of the Notes ... PS-25

Prospectus Supplement

Risk Factors ... S-3
Pricing Supplement ... S-16
Description of Notes ... S-16
Sponsors or Issuers and Reference Asset ... S-37
Use of Proceeds and Hedging ... S-37
Certain ERISA ... S-38
Certain U.S. Federal Income Tax Considerations ... S-39
Supplemental Plan of Distribution ... S-52

Prospectus

About this Prospectus ... 2
Special Note Regarding Forward-Looking Statements ... 2
HSBC USA Inc. ... 3
Use of Proceeds ... 3
Description of Debt Securities ... 4
Description of Preferred Stock ... 16
Description of Warrants ... 22
Description of Purchase Contracts ... 26
Description of Units ... 29
Book-Entry Procedures ... 32
Limitations on Issuances in Bearer Form ... 36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities ... 37
Plan of Distribution ... 52
Notice to Canadian Investors ... 54
Certain ERISA Matters ... 58
Where You Can Find More Information ... 59
Legal Opinions ... 59
Experts ... 59

HSBC USA Inc.

$ Accelerated Market Participation Securities Linked to the dollar-adjusted return of the FTSE™ 100 Index

October 14, 2009

FREE WRITING PROSPECTUS